SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  December 7, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated December 7, 2004

December 7, 2004 – For Immediate Release

Impact of strong Canadian dollar, poor returns, force indefinite curtailment of newsprint capacity starting in early 2005

VANCOUVER, BC — Canadian paper producer NorskeCanada announced today it will curtail unprofitable newsprint capacity beginning in early 2005 to stem chronic poor returns which have worsened as a result of the strong Canadian dollar.

The company said it will take the curtailment at its Port Alberni mill by halting production February 4 of its highest-cost paper machine and supporting infrastructure. Annual capacity of the machine is 140,000 tonnes.

The curtailment of the paper machine at Port Alberni will permit production of higher value grades in its other mills which will effectively displace the company’s lowest return standard newsprint business. Approximately 200 employees will be affected by the curtailment.

Russell J. Horner, NorskeCanada’s president and chief executive officer, said the company is not willing to sustain further losses attributable to newsprint, noting the company has suffered operating losses of $83 million over the past four years on the product.

“Newsprint prices simply have not recovered enough and the modest gains that we’ve seen over the past year are effectively erased by the rapid changes and relative strength in the Canadian dollar,” Horner said. “Over the past year, more than $100 million in productivity improvements we made were nullified by foreign exchange losses.”

(Because the majority of NorskeCanada’s business is conducted in export markets, its transactions are for the most part completed in US dollars.)

The company said the curtailment is expected to have a slightly positive impact on earnings in 2005.

Horner said NorskeCanada would continue to move up the value chain in speciality papers which now account for more than 60 per cent of its total paper sales revenues. But he said re-investment in the company’s BC operations would require hundreds of millions of dollars and more tangible support from its stakeholders.

NorskeCanada

NorskeCanada is North America’s third largest producer of groundwood printing papers. The company also produces market kraft pulp. With five mills employing approximately 4,000 people at sites within 100 miles of each other, NorskeCanada has a combined annual capacity of 2.4 million tonnes of product. NorskeCanada, is listed on the Toronto Stock Exchange under the name Norske Skog Canada Limited and its common shares trade under the ticker symbol NS. The company is headquartered in Vancouver, BC, Canada.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to anticipated savings, benefits, costs and production, and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

Director, Corporate Affairs

604-654-4040

604-654-4212